Exhibit 99.20

CONSENT OF GOLDMINDS GEOSERVICES INC.

March 31, 2025

VIA EDGAR

United States Securities and Exchange Commission

Re:	Nouveau Monde Graphite Inc. (the “Company”)

Annual Report on Form 40-F of the Company for the year ended December 31,
2024 (the “Form 40-F”)

GoldMinds Geoservices Inc. hereby consents to the use of its name in connection with reference to its involvement in the preparation and review of the following scientific and technical information (the “Technical Information”):

●	Technical Report titled “NI 43-101 Technical Report – PEA Report for the Uatnan Mining Project” dated February 24, 2023 with an effective date of January 10, 2023; and
●	the Mineral Resources for the Uatnan Current Pit-Constrained Mineral Resource Estimate in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2024 and the Current Mineral Resources Estimate for Uatnan Project in the Company’s Annual Information Form for the year ended December 31, 2024 and to references to the Technical Information, or portions thereof, in the Form 40-F and the exhibits filed with the Form 40-F, which is being filed pursuant to the Securities Exchange Act of 1934, as amended, and to the inclusion or incorporation by reference of the information derived from the Technical Information related to the undersigned in the Form 40-F. This consent extends to any amendments to the Form 40-F.

GoldMinds Geoservices Inc.

/s/ Claude Duplessis
Name: Claude Duplessis Title: CEO